ANDERSEN GROUP, INC.
Consolidated Condensed Balance Sheets
February 28, 2003 and February 28, 2002
(in thousands, except per share data)

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$ 6,279	$ 1,152
Marketable securities	1,809	455
Accounts and other receivables, less allowance for doubtful accounts of $25 in 2003 and $96 in 2002	48	3,820
Inventories	-	23
Prepaid expenses and other current assets	242	648
Net assets held for sale	-	6,974
Total current assets	8,378	13,072
Property, plant and equipment, net	3,403	3,632
Prepaid pension expense	4,591	4,775
Investment in Moscow Broadband Communication Ltd.	1,971	2,683
Other assets	702	913
	$19,045	$25,075
Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt	$ 407	$ 435
Short-term borrowings	-	2,366
Accounts payable	288	1,041
Accrued liabilities	907	1,712
Deferred income taxes	132	156
Total current liabilities	1,734	5,710
Long-term debt, less current maturities	1,674	2,158
Other long-term obligations	867	1,842
Deferred income taxes	1,668	1,614
Total liabilities	5,943	11,324
Commitments and contingencies
Stockholders' equity:
Cumulative convertible preferred stock, no par value; authorized 800,000 shares; 188,006 shares issued and outstanding in 2003 and 2002; liquidation preference $18.75 per share	3,497	3,497
Common stock, $.01 par value; authorized 6,000,000 shares; issued and outstanding 2,099,908 and 2,094,158 shares in 2003 and 2002, respectively	21	21
Additional paid-in capital	6,653	6,574
Retained earnings	2,931	3,659
Total stockholders' equity	13,102	13,751
	$19,045	$25,075

ANDERSEN GROUP, INC.
Consolidated Condensed Statements of Operations
 (in thousands, except per share data)

	Three Months Ended February 28,		Year Ended February 28,
	2003	2002	2003	2002

Revenues	$ -	$ -	$ -	$ -

Costs and expenses:
General and administrative	542	656	2,531	1,956
Loss on sale of real estate	-	-	-	197
Interest expense	55	74	256	374
	597	730	2,787	2,527
Investment income and other income	306	123	914	590
Loss from continuing operations before equity in losses of unconsolidated subsidiary, income taxes and cumulative effect-type accounting adjustment	(291)	(607)	(1,873)	(1,937)
Equity in losses of Moscow Broadband Communication Ltd.	(200)	(77)	(712)	(671)
Loss from continuing operations before income taxes and cumulative effect-type accounting adjustment	(491)	(684)	(2,585)	(2,608)
Income tax expense (benefit)	16	(450)	(535)	(955)
Net loss from continuing operations before cumulative effect-type accounting adjustment	(507)	(234)	(2,050)	(1,653)
Cumulative effect-type accounting adjustment - loss on derivative securities, net of income tax	-	-	-	(47)
Net loss from continuing operations	(507)	(234)	(2,050)	(1,700)
Net income from discontinued operations, net of income taxes	-	1,236	132	2,228
Gain on sale of discontinued segment, net of income taxes	-	-	1,472	-
Net (loss) income	(507)	1,002	(446)	528
Preferred dividends	(70)	(70)	(282)	(286)
(Loss) income applicable to common shareholders	$ (577)	$ 932	$ (728)	$ 242
Income (loss) per common share:
BASIC AND DILUTED:
Net loss from continuing operations before cumulative effect-type accounting adjustments	$ (0.27)	$(0.14)	$ (1.11)	$ (0.93)
Cumulative effect-type accounting adjustment	-	-	-	(0.02)
Income from discontinued operations	-	0.59	.06	1.07
Gain on sale of discontinued segment	-	-	.70	-
	$ (0.27)	$ 0.45	$ (0.35)	$ 0.12
Weighted average shares outstanding- basic and diluted	2,099,908	2,093,660	2,098,752	2,082,353